FREE WRITING PROSPECTUS	FILED PURSUANT TO RULE 433
(To the Prospectus dated May 28, 2013, as supplemented by	REGISTRATION NO. 333-188872
the Prospectus Supplement dated September 24, 2013)	SEPTEMBER 24, 2013

$225,000,000

NATIONSTAR MORTGAGE LLC

NATIONSTAR CAPITAL CORPORATION

6.500% Senior Notes due 2018

Issuers:	Nationstar Mortgage LLC and Nationstar Capital Corporation

Guarantors:	The notes will be fully and unconditionally guaranteed on an unsecured senior basis by each of Nationstar Mortgage LLC’s existing and future domestic subsidiaries, other than its securitization and certain finance subsidiaries, certain other restricted subsidiaries and subsidiaries that in the future are designated as excluded restricted and unrestricted subsidiaries, and by Nationstar Mortgage Holdings Inc., Nationstar Sub1 LLC and Nationstar Sub2 LLC

Security Description:	6.500% Senior Notes due 2018

Principal Amount:	$225,000,000

Gross Proceeds:	$225,000,000

Coupon:	6.50%

Maturity:	August 1, 2018

Price to Public:	100.00%, plus accrued interest, if any, from July 22, 2013

Yield to Worst:	6.50%

Spread to Treasury:	545 basis points

Benchmark:	2.375% UST due July 31, 2017

Ratings (1):	B2 / B+

Interest Payment Dates:	February 1 and August 1, commencing on February 1, 2014

Make-Whole:	Make-whole call at T+50 basis points prior to August 1, 2015

Optional Redemption:	On or after August 1, 2015, optional redemption during the twelve month period beginning on August 1 of the years indicated below at the following percentages of the principal amount (plus accrued and unpaid interest, if any):

	Year	Percentage
	2015 2016 2017 and thereafter	103.250% 101.625% 100.000%

Optional Redemption with Equity Proceeds:	On or prior to August 1, 2015, up to 35.0% of the principal amount of all notes issued at a redemption price equal to 106.500% (plus accrued and unpaid interest, if any) with the net cash proceeds of one or more Equity Offerings

Change of Control:	101% plus accrued and unpaid interest, if any

Trade Date:	September 24, 2013

Settlement Date:	September 26, 2013 (T+2)

CUSIP Number / ISIN:	63860U AM2 / US63860UAM27

Min. Allocation:	$2,000

Increments:	$1,000

Gross Spread:	1.500%

Book-Running Manager:	Credit Suisse Securities (USA) LLC

(1)	These securities ratings have been provided by Moody’s and S&P. Neither of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

This Term Sheet is qualified in its entirety by reference to the preliminary prospectus supplement, dated September 24, 2013 (the “Preliminary Prospectus Supplement”). The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used but not defined in this Term Sheet have the respective meanings ascribed to them in the Preliminary Prospectus Supplement.

The issuers have filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuers, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.